EXHIBIT 99.1

Biodexa Pharmaceuticals PLC to Present at the Emerging Growth Conference on February 19, 2025

February 13, 2025

Biodexa Pharmaceuticals PLC to Present at the Emerging Growth Conference on February 19, 2025

Biodexa Pharmaceuticals PLC invites individual and institutional investors as well as advisors and analysts, to attend its real-time, interactive presentation at the Emerging Growth Conference

Biodexa Pharmaceuticals PLC (“Biodexa” or “the Company”), (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs is pleased to announce that it has been invited to present on the Emerging Growth Conference on February 19, 2025.

The live, interactive online event will give existing shareholders and the investment community the opportunity to interact with the Company’s CEO / CFO, Stephen Stamp in real time.

Mr Stamp will make a presentation and may subsequently open the floor for questions. Please submit your questions in advance to Questions@EmergingGrowth.com or ask your questions during the event and Mr Stamp will do his best to get through as many of them as possible.

Biodexa will be presenting at 09:40 AM Eastern time for 30 minutes.

Please register here to ensure you are able to attend the conference and receive any updates that are released.

https://goto.webcasts.com/starthere.jsp?ei=1696664&tp_key=a17d7ff4c2&sti=bdrx

If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available on EmergingGrowth.com and on the Emerging Growth YouTube Channel, http://www.YouTube.com/EmergingGrowthConference. We will release a link to that after the event.

About the Emerging Growth Conference
The Emerging Growth conference is an effective way for public companies to present and communicate their new products, services and other major announcements to the investment community from the convenience of their office, in a time efficient manner.

The Conference focus and coverage includes companies in a wide range of growth sectors, with strong management teams, innovative products & services, focused strategy, execution, and the overall potential for long term growth. Its audience includes potentially tens of thousands of Individual and Institutional investors, as well as Investment advisors and analysts.

All sessions will be conducted through video webcasts and will take place in the Eastern time zone.

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Blader Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signaling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.